Exhibit 23.2
Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (No. 333-251547) on Form S-8 pertaining to shares of common stock of Eastern Bankshares, Inc. that may be purchased with employee contributions to, as well as participation interests to be offered or sold pursuant to, the Eastern Bank 401(k) Plan of our report dated June 25, 2021, with respect to the statement of net assets available for benefits and related notes of the Eastern Bank 401(k) Plan included in this Annual Report on Form 11-K for the year ended December 31, 2019.

/s/ Ernst & Young LLP

Boston, Massachusetts
June 25, 2021